                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            --------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. 2)

                        FORUM RETIREMENT PARTNERS, L.P.
                                (Name of Issuer)

                               FORUM GROUP, INC.
                       (Name of Person Filing Statement)

Preferred Depositary Units Representing
 Preferred Limited Partners' Interests                  349 851 105
    (Title of Class of Securities)         (CUSIP Number of Class of Securities)

                            --------------------

                              Dennis L. Lehman
              Senior Vice President and Chief Financial Officer
                              Forum Group, Inc.
                           11320 Random Hills Road
                          Fairfax, Virginia  22030
                                 (703) 277-7000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                 Copies to:

                          Robert A. Profusek, Esq.
                         Jones, Day, Reavis & Pogue
                            599 Lexington Avenue
                          New York, New York  10022
                               (212) 326-3800

                               October 2, 1995
   (Date Tender Offer First Published, Sent or Given to Security Holders)

         This statement is filed in connection with a tender offer.
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         This Amendment No. 2 (this "Amendment") supplements and amends the
Rule 13E-3 Transaction Statement, as previously amended (the "Schedule 13E-3"), relating to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P., at $2.83 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), Supplement dated October 16, 1995 to the Offer to Purchase, and the related Letter of Transmittal.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 Tender Offer Statement originally filed by the Purchaser with the Commission on October 2, 1995 (as amended, the "Schedule 14D-1"), of the information required to be included in response to the items of Schedule 13E-3. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Amendment are qualified in their entirety by the information contained in the
Schedule 14D-1.


                             CROSS REFERENCE SHEET

                                                           Where located in
              Item in Schedule 13E-3                       Schedule 14D-1
              ----------------------                       ------------------
              Item 17(b)                                   *

              ---------------
              * The information requested by this Item is not required
                to be included in the Schedule 14D-1.





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ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          Certain portions of the copy of the presentation by Robert A. Innamorati & Co. previously filed with the Commission as Exhibit (b)(2) to the
Schedule 13E-3 were inadvertently omitted. A complete copy of such presentation is filed herewith.





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                                   SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 1995

                                        FORUM GROUP, INC.


                                        By           Troy B. Lewis
                                          -----------------------------------
                                           Troy B. Lewis,
                                           Attorney-in-Fact*

                                           *Pursuant to a Power of Attorney
                                            previously filed with the
                                            Securities and Exchange Commission





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
                               INDEX TO EXHIBITS



  Exhibits
 ----------
 99(b) (2)    Presentation to the Special Committee delivered by Robert A.
              Innamorati & Co. on October 13, 1995  . . . . . . . . . . . . . .





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